FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

Press Release

Launch of the international book-building for targeted €1,600 million offering of new shares for cash as part of larger share capital increase of National Bank of Greece

Further to the public announcement on 6 November 2015 of the calling of an Extraordinary General Meeting (“EGM”) to resolve, inter alia, on a share capital increase through a non pre-emptive issue of new ordinary shares (the “New Shares”), National Bank of Greece S.A. (“NBG” or the “Bank”) announces today the commencement of the book-building process outside of Greece to eligible institutional and other investors by way of a private placement (the “Offering”) targeting an amount of €1,600 million.

The scheduled EGM, which is expected to be convened on 17 November 2015, will resolve, inter alia, on the issuance of the New Shares and its terms.  The Offering, which is part of the Bank’s Capital Plan (as described below), is targeting to raise total amount of €1,600m, subject to possible upsizing in the event of strong demand.  The final size of the Offering will be dependent on the level of market demand but will in all cases raise no less than €600 million in proceeds. In addition to the book-building process for institutional investors outside Greece, NBG expects to launch, subject to the authorization from the scheduled EGM and the granting of all other necessary approvals, the solicitation of investors in Greece through a public offering (the “Greek Public Offer”) to take place after the determination of the subscription price of the Offering.  Unless the Offering is upsized in the event of strong demand, up to €160 million in New Shares that will be sold in the Offering may be allocated by the Bank to the Greek Public Offer at a price per New Share as determined in the Offering. In case that the Offering is upsized, the maximum allocation to the Greek Public Offer will be 10% of the increased Offering size.  If the final size of the Offering is below €1,600 million, there will be an allocation of New Shares from the Offering to the Greek Public Offer, without the aggregate allocation across the Offering and the Greek Public Offer exceeding €1,600 million.

NBG intends to carry out the Offering in the context of its overall implementation of its Capital Plan, aimed at raising sufficient capital to address the capital shortfall under the baseline scenario and the adverse scenario identified by the recent Comprehensive Assessment carried out pursuant to the Single Supervisory Mechanism (“SSM”). The Bank has submitted its Capital Plan to the SSM. The Capital Plan includes, among other actions, the Offering, the Greek Public Offer and the LME Offers (defined below) (collectively, the “Private Capital Raising Measures”), which are intended to raise at least an amount of capital sufficient to meet the baseline scenario shortfall (approximately €1,576 million). Any capital raised through the Private Capital Raising Measures in excess of the baseline scenario shortfall will be applied towards satisfaction of the adverse scenario shortfall (approximately €3,026 million).

On 2 November 2015, the Bank launched invitations addressed to eligible holders of seven series of its outstanding debt and capital securities to offer to exchange such securities, in consideration for New Shares (the “LME Offers”). The LME Offers expired on 11 November 2015 and are expected to generate additional capital of approximately €691 million in respect of exchanged securities of an equal aggregate nominal amount.

In addition to the Private Capital Raising Measures, if needed to meet the adverse scenario shortfall, the Capital Plan contemplates that the Bank will apply for state aid.  The remaining part of the adverse scenario shortfall that is not met by the Private Capital Raising Measures and the intended sale of Finansbank A.S., the Bank’s Turkish bank subsidiary (as one of the Bank’s capital actions set out in the Capital Plan, if realized prior to 11 December 2015, which is not expected), will be covered through the issuance of contingent convertible securities (“CoCos”) (for 75% of the remaining capital need) and New Shares (for 25% of the remaining capital need) to the Hellenic Financial Stability Fund (“HFSF”). This will occur provided that the Bank has raised sufficient capital pursuant to the Private Capital Raising Measures, together with capital generated by any Burden Sharing Measures, to address the baseline scenario shortfall. Before state aid can be provided to the Bank, consistent with EU state aid rules, Burden Sharing Measures must be applied. “Burden Sharing Measures” contemplate that the HFSF will apply a “bail-in” tool to convert into ordinary shares of the Bank outstanding classes of the Bank’s hybrid capital instruments, all subordinated liabilities and certain senior unsecured liabilities which are not mandatorily preferred by law.

If the Bank does not raise sufficient capital, pursuant to the Private Capital Raising Measures, together with capital generated by any Burden Sharing Measures, to address the baseline scenario shortfall, the Private Capital Raising Measures (including, for the avoidance of doubt, the Offering) shall terminate.

CoCos that will be issued to HFSF are expected to qualify as CET1 instruments, will bear a coupon of 8% payable in cash or Ordinary Shares, repayable by the Bank at any date (subject to regulatory approval) and convertible at 116% of their nominal value into ordinary shares at the Subscription Price.

Athens, 12 November 2015

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The securities to which this release relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or pursuant to an exemption from such registration.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 12th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 12th, 2015

Director, Financial Division